UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Griffon Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

398433102

(CUSIP Number)

David S. Thomas, Esq.
Goldman, Sachs & Co. LLC
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398433102	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,009

	8	SHARED VOTING POWER
5,811,823

	9	SOLE DISPOSITIVE POWER
36,009

	10	SHARED DISPOSITIVE POWER
5,811,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,847,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

CUSIP No. 398433102	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF; WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,811,823

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,811,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,811,823

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD-IA

CUSIP No. 398433102	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GS Direct, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,555,556

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,555,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,555,556

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 7 (“Amendment No. 7”) supplements and amends certain information in the Schedule 13D filed on October 9, 2008, as amended by Amendment No. 1 filed on November 18, 2013, Amendment No. 2 filed on December 13, 2013, Amendment No. 3 filed on November 14, 2014, Amendment No. 4 filed on July 19, 2016, Amendment No. 5 filed on November 21, 2016 and Amendment No. 6 filed on August 10, 2017 (the “Amended 13D” and, together with this Amendment No. 7, the “Schedule 13D”), on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman Sachs & Co. LLC (“Goldman Sachs”) and GS Direct, L.L.C. (“GS Direct” and together with GS Group and Goldman Sachs, the “Reporting Persons”).1

Except as set forth below, all Items of this Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2. Identity and Background.

Item 2 of the Amended 13D is hereby amended by replacing in their entirety Schedules I, II-A, II-B and III, incorporated therein by reference, with Schedules I, II-A, II-B and III, hereto, respectively, which Schedules I, II-A, II-B and III are incorporated herein by reference.

ITEM 4. Purpose of Transaction.

Item 4 of the Amended 13D is hereby amended and supplemented by adding the following information:

On November 15, 2017, GS Direct and the Issuer entered into a Letter Agreement, pursuant to which the parties agreed to amend Section 10 of the Repurchase Agreement (“Right of First Negotiation, Investment Agreement and Registration Rights Agreement”) to extend the right of first offer period thereunder from December 31, 2017 to December 31, 2018. As so amended, if, subject to certain exceptions, GS Direct intends to seek to sell any shares of Common Stock at any time after the closing of the Repurchase Transaction but prior to December 31, 2018, it will notify the Issuer of such intent and the Issuer will thereafter have a period of twenty-one days to negotiate and close its acquisition of such shares, after which period GS Direct will be free to sell such shares to a third party (subject to applicable law and applicable restrictions of the Investment Agreement).

ITEM 5. Interests in Securities of the Issuer.

Item 5 of the Amended 13D is hereby amended and restated in its entirety as follows:

(a) All calculations of percentage ownership of the Common Stock set forth in this Schedule 13D are based upon a total of 45,756,488 shares of Common Stock outstanding as of April 30, 2018 as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2018 (the “10-Q”).

As of the close of business on May 15, 2018 GS Group may be deemed to have beneficially owned 5,847,832 shares of Common Stock in the aggregate, consisting of (i) 6,877 shares of Common Stock beneficially owned directly by GS Group, (ii) 29,132 shares of Common Stock, consisting of 11,889 shares of Common Stock granted to Bradley J. Gross, a managing director of Goldman Sachs, in his capacity as a director of the Issuer pursuant to the Issuer’s 2016 Equity Incentive Plan, 15,366 shares of Common Stock granted to Mr. Gross in his capacity as a director of the Issuer pursuant to the Issuer’s 2011 Equity Incentive Plan and 1,877 shares of Common Stock granted to Mr. Gross pursuant to the Issuer’s Outside Director Stock Award Plan, (iii) 5,555,556 shares of Common Stock beneficially owned indirectly by GS Group that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D and (iv) 256,267 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 12.8% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of April 30, 2018 as disclosed in the Issuer’s 10-Q).

As of the close of business on May 15, 2018, Goldman Sachs may be deemed to have beneficially owned 5,811,823 shares of Common Stock in the aggregate, consisting of (i) 5,555,556 shares of Common Stock beneficially owned indirectly by Goldman Sachs that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D and (ii) 256,267 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 12.7% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of April 30, 2018 as disclosed in the Issuer’s 10-Q).

As of the close of business on May 15, 2018, GS Direct may be deemed to have beneficially owned 5,555,556 shares of Common Stock that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D, representing approximately 12.1% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of April 30, 2018 as disclosed in the Issuer’s 10-Q, net of the shares repurchased by the Issuer pursuant to the Repurchase Transaction).

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in this Schedule 13D.

(c) No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from September 16, 2017 through May 15, 2018.

(d) Except for clients of Goldman Sachs or another investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Amendment No. 7 is incorporated by reference in its entirety in this Item 6.
ITEM 7. Material to Be Filed as Exhibits.
EXHIBIT	DESCRIPTION

1
Letter Agreement, dated November 15, 2017, by and between GS Direct, L.L.C. and Griffon Corporation (incorporated herein by reference to Exhibit 10.36 to the Current Report on Form 10-K of the Issuer filed on November 20, 2017).

________________________
[1]
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2018
THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GS DIRECT, L.L.C.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

SCHEDULE I
The name of each director of The Goldman Sachs Group, Inc. is set forth below.
The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.
Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
William W. George	Senior Fellow at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Chairman of Johnson Capital Partners
Ellen J. Kullman	Former Chair and Chief Executive Officer of DuPont
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs & Co. LLC, which exercises the authority of Goldman Sachs & Co. LLC in managing GS Direct, L.L.C. are set forth below.
The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Michael Bruun, Martin A. Hintze, Matthias Hieber, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui and Tianqing Li is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Roppongi Hills Mori Tower 47th floor, 10-1 Roppongi 6-chome, Tokyo 106-6147, Japan.  The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey City, NJ 07302-4699.
All members listed below are United States citizens, except as follows: Alex Golten and Stephanie Hui are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany;  Matthias Hieber is a citizen of Austria; Ankur A. Sahu is a citizen of India; Nicole Agnew is a citizen of Canada; Michael Bruun is a citizen of Denmark and Tianqing Li is a citizen of the People’s Republic of China (Hong Kong permanent resident).

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman, Sachs International
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Elizabeth C. Fascitelli	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Alex Golten	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Managing Director of Goldman, Sachs International
Martin A Hintze	Managing Director of Goldman, Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Yael Levy	Managing Director of Goldman Sachs & Co. LLC
Tianqing Li	Managing Director of Goldman Sachs (Asia) L.L.C.
Sumit Rajpal	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman, Sachs International
Ankur A. Sahu	Managing Director of Goldman Sachs Japan Co., Ltd.
Michael Simpson	Managing Director of Goldman Sachs & Co. LLC
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Oliver Thym	Managing Director of Goldman Sachs & Co. LLC
Mitchell S. Weiss	Managing Director of Goldman Sachs & Co. LLC
Andrew E. Wolff	Managing Director of Goldman Sachs International

SCHEDULE II-B
The name, position and present principal occupation of each executive officer of GS Direct, L.L.C. are set forth below.
The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, James R. Garman, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Tim Campbell, Mike Ebeling, Matthias Hieber, Philippe H. Lenoble, Heather L. Mulahasani, Emilie Railhac, Richard Spencer, Michele Titi-Cappelli, Amitayush Bahri, Penny McSpadden, Alexandre Mignotte and Maximilliano Ramirez-Espain is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui, Jay Hyun Lee, and Joanne Xu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, David Campbell, Daniel Dees, George Lee, and Christopher Buddin is 555 California Street, San Francisco, CA 94104. The business address of Thomas Ferguson, James Huckaby, Kyle Kendall, Christopher Monroe, Julianne Ramming, Michael Watts and Barry Olson is  2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Amit Raje and  Lavanya Ashok  is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of each of Tianqing Li and Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699. The business address of each of Ankur Sahu and Yuji Matsumoto is Roppongi Hills Mori Tower, 47th floor, 10-1 Roppongi 6-chome, Minato-ku, Tokyo 106-6147 Japan. The business address of Cristiano Camargo is Rua Leopoldo Couto Magalhaes Junior 700, 16 andar, Itaimi Bibi, 04542-000 Sao Paulo-SP, Brazil.
All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Alexandre Mignotte  and Emilie Railhac are citizens of France; Adrian M. Jones is a citizen of Ireland; Martin Hintze, Mike Ebeling and Oliver Thym are citizens of Germany; Julian C. Allen, Anthony Arnold, Amitayush Bahri, Tim Campbell, James R. Garman, Stephanie Hui and Heather L. Mulahasani are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Ankur Sahu, Lavanya Ashok, Harsh Nanda and Amit Raje are citizens of India; David Campbell is a citizen of Australia; Maximilliano Ramirez-Espain and Ana Estrada Lopez are citizens of Spain; Nicole Agnew is a citizen of Canada; Matthias Hieber is a citizen of Austria; Michael Bruun is a citizen of Denmark; Cristiano Camargo is a citizen of Brazil; Xiang Fan and Joanne Xu  are citizens of the People’s Republic of China; Michael Hui, Tianquing Li and Bin Zhu are citizens of the People’s Republic of China (Hong Kong permanent residents); and Jay Hyun Lee is a citizen of the Republic of Korea.
Name	Position	Present Principal Occupation

Richard A. Friedman	Director and President	Managing Director of Goldman Sachs & Co. LLC
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman Sachs & Co. LLC
James R. Garman	Vice President	Managing Director of Goldman Sachs International
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alan S. Kava	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Sumit Rajpal	Vice President	Managing Director of Goldman Sachs & Co. LLC
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Ankur Sahu	Vice President	Managing Director of Goldman Sachs Japan, Co., Ltd.
Oliver Thym	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Julian C. Allen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Anthony	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lavanya Ashok	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Amitayush Bahri	Vice President	Managing Director of Goldman Sachs International
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
Cristiano Camargo	Vice President	Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A.
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Ana Estrada Lopez	Vice President	Managing Director of Goldman Sachs International
Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC
Thomas Ferguson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
James Huckaby	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kyle Kendall	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International
Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Yuji Matsumoto	Vice President	Managing Director of Goldman Sachs Japan, Co., Ltd.
Alexandre Mignotte	Vice President	Managing Director of Goldman Sachs International
Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC
Heather L. Mulahasani	Vice President	Managing Director of Goldman Sachs International
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Barry Olson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Edward Pallesen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Amit Raje	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Richard Spencer	Vice President	Managing Director of Goldman Sachs International
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Peter A. Weidman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joanne Xu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Susan Hodgkinson	Vice President & Secretary	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Julianne Ramming	Vice President	Vice President of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Wei Yan	Vice President	Vice President of Goldman Sachs & Co. LLC
David Thomas	Vice President. Assistant Secretary & General Counsel	Managing Director of Goldman Sachs & Co. LLC
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Getty Chin	Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Kirsten Frivold	Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Daniel Dees	Vice President	Managing Director of Goldman Sachs & Co. LLC
Donald Duet	Vice President	Managing Director of Goldman Sachs & Co. LLC
George Lee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregg R. Lemkau	Vice President	Managing Director of Goldman Sachs & Co. LLC
Brian W. Bolster	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Buddin	Vice President	Managing Director of Goldman Sachs & Co. LLC
Steven M. Bunson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Donald Earl	Vice President	Vice President of Goldman Sachs & Co. LLC

SCHEDULE III
The Securities and Exchange Commission (the “SEC”) has alleged that Goldman Sachs & Co. LLC (“Goldman Sachs”) conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.

The SEC alleged that Goldman Sachs violated Regulation SHO under the Exchange Act by improperly relying Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located.  In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act.  Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016).  Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records.  Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016.  The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.